Exhibit 99.2

NICE Enables Enterprises to Enter the Automation Economy Via First of
its Kind 'Robotic Process Automation for Dummies' Book

Based on 15 years of expertise, new NICE asset allows organizations to capitalize on the growing automation trend and kickstart their RPA programs

Hoboken, N.J., April 4, 2018 – NICE (Nasdaq: NICE) today announced the launch of its 'Robotic Process Automation (RPA) for Dummies' book - an industry first for the RPA domain. This new book provides enterprises looking to harness RPA as well as those with existing practices with an expert point of reference and useful and proven tools for succeeding in their journey. For a complimentary download of the NICE asset, please click here.

Written in the well-known and easy to understand "Dummies" format, NICE "RPA for Dummies' offers a first of its kind, comprehensive overview of Robotic Process Automation. Importantly, the book also points out how robots are being leveraged today by forward looking organizations to improve customer service, ease the burden on contact center employees, speed up response times as well as streamline efficiency and related costs.

With organizations increasingly looking to tap into the power of robotics for customer service, this new book acts as a guide when looking to source the right vendor to match their needs. The asset covers a gamut of topics such as how to get started, best practices for building automations, attended automation, adding cognitive automation, setting up a Center of Excellence and practical tips on the do’s and don’ts, offering valuable insights that can be put into practice easily and quickly.

The NICE Robotic Process Automation solution speeds up productivity, improves process accuracy, and customer satisfaction by implementing routine and repetitive tasks in a customer service workflow much faster than human employees, more accurately and with complete adherence to company policies. Uniquely, the NICE solution can seamlessly combine desktop (attended) and robotic (unattended) automations in real time to ensure the performance of more complex end-to-end processes. This innovative combination optimizes the collaboration between human employees and robots, contributing towards achieving authentic digital transformation within organizations.

Miki Migdal, President, NICE Enterprise Product Group said "This book is a first in the Robotic Process Automation industry and we're proud to offer it to our customers and the market as a guide for best practices in this arena. Our recent ranking as a Leader and Star Performer by the Everest Group in its PEAK Matrix 2018 is yet another testament to NICE RPAs innovative capabilities, and we're pleased to collate our decade and a half of experience and proven successes driven expertise into this book."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.